Exhibit 99.29

PRESS RELEASE

Tuesday, May 8, 2007

Major Drilling Program Now Underway at Inter-Citic’s Dachang Gold Project.

2007 exploration begins with drilling of new gold zones.

May 8, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce that the Company has begun drilling in its largest exploration program ever at its Dachang Gold Project in China.

The Company’s 2007 diamond drill program totaling up to 30,000 meters (approximately 100,000 feet) has now begun at Inter-Citic’s Dachang Project. This program represents a 100% increase in metres drilled over last year’s program.

Drilling began yesterday on a new target identified at the end of the 2006 exploration season known as “Little Ruby”, located north of the Dachang Main Zone. Inter-Citic identified numerous drill targets during the 2006 season of exploration at Dachang where gold mineralization has already been confirmed by trenching. These include three new areas of discovery (Placer Valley, DMZ Offset and Little Ruby) near the Dachang Main Zone resource area, as reported in the Company’s press release of February 7, 2007. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. Each zone has already been trenched on 40m intervals along strike in preparation for drilling.

The goal of the 2007 drilling program is to further expand the Company’s gold resource inventory by exploring new areas of the property known through trenching to show near-surface mineralization. Additional targets will be added to the Company’s inventory through the mechanized trenching program which is scheduled to commence shortly.

Inter-Citic owns two North American diamond drills which remain permanently on site at its Dachang Gold Project and will be bringing a third drill on site later in the season. The Company will continue using HQ drill core, which it changed to in the latter part of 2006, and was pleased with the improved core recovery from the fault zone.

The Company has been very successful in identifying mineralized zones for drilling through systematic soil and trench sampling. Inter-Citic will continue to drill targets identified through surface and trench samples throughout the year.

Exploration at Dachang is conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce,

Inter-Citic’s Vice-President of Exploration and Mr. Charles Hartley, Senior Geologist and the Company’s internal Qualified Person under the requirements of National Instrument 43-101. Maps and associated materials are available on the Company’s website: www.inter-citic.com.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its 279 km2 Dachang Gold Project, in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.